                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                ----------------

                                 SCHEDULE 13D

                                (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                 RULE 13d-2(a)

                         (Amendment No.             )/1/
                                       -------------

                           Cadiz Land Company, Inc.
                           ------------------------

                               (Name of Issuer)

                                 Common Stock
                                 ------------

                        (Title of Class of Securities)

                                   127549103
                                   ---------
                                (CUSIP Number)

                                J.D. Dell, Esq.
                       Lone Star Opportunity Fund, L.P.
                      600 North Pearl Street, Suite 1550
                             Dallas, Texas  75201
                                (214) 754-8307
                                --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                with a copy to:

                             Milton B. Hyman, Esq.
                              Irell & Manella LLP
                      1800 Avenue of the Stars, Suite 900
                            Los Angeles, CA  90067
                                (310) 277-1010

                               September 3, 1998
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

------------------

   /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                    -----------------------------
CUSIP No. 127549103                 13D          Page 2 of 11 Pages
----------------------------                    -----------------------------

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                            (Page 1 of       Pages)

-----------------------------------                    ---------------------------------------
CUSIP No. 127549103                         13D                   Page 3 of 11 Pages
-----------------------------------                    ---------------------------------------

1                      NAMES OF REPORTING PERSONS
                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Lone Star Securities Fund, L.L.C.
---------------------------------------------------------------------------------------------
2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                                                (b)  [ ]
---------------------------------------------------------------------------------------------
3                      SEC USE ONLY

---------------------------------------------------------------------------------------------
4                      SOURCE OF FUNDS*
                       WC, OO
---------------------------------------------------------------------------------------------
5                      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                       ITEM 2(d) or 2(e) [ ]
---------------------------------------------------------------------------------------------
6                      CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware
---------------------------------------------------------------------------------------------
      NUMBER OF             7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY            -----------------------------------------------------------------
      OWNED BY              8  SHARED VOTING POWER
        EACH
      REPORTING                1,830,420
     PERSON WITH            -----------------------------------------------------------------
                            9  SOLE DISPOSITIVE POWER

---------------------------------------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               1,830,420
---------------------------------------------------------------------------------------------
11                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,830,420
---------------------------------------------------------------------------------------------
12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                       [ ]
---------------------------------------------------------------------------------------------
13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       5.5%
---------------------------------------------------------------------------------------------
14                     TYPE OF REPORTING PERSON*
                       OO
---------------------------------------------------------------------------------------------

-----------------------------------                    ---------------------------------------
CUSIP No. 127549103                         13D                   Page 4 of 11 Pages
-----------------------------------                    ---------------------------------------

1                      NAMES OF REPORTING PERSONS
                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Lone Star Opportunity Fund, L.P.
---------------------------------------------------------------------------------------------
2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                                                (b)  [ ]
---------------------------------------------------------------------------------------------
3                      SEC USE ONLY

---------------------------------------------------------------------------------------------
4                      SOURCE OF FUNDS*
                       AF
---------------------------------------------------------------------------------------------
5                      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                       ITEM 2(d) or 2(e)  [ ]
---------------------------------------------------------------------------------------------
6                      CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware
---------------------------------------------------------------------------------------------
      NUMBER OF             7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY            -----------------------------------------------------------------
      OWNED BY              8  SHARED VOTING POWER
        EACH
      REPORTING                1,830,420
     PERSON WITH            -----------------------------------------------------------------
                            9  SOLE DISPOSITIVE POWER

---------------------------------------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               1,830,420
---------------------------------------------------------------------------------------------
11                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,830,420
---------------------------------------------------------------------------------------------
12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                       [ ]
---------------------------------------------------------------------------------------------
13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       5.5%
---------------------------------------------------------------------------------------------
14                     TYPE OF REPORTING PERSON*
                       PN
---------------------------------------------------------------------------------------------

-----------------------------------                    ---------------------------------------
CUSIP No. 127549103                         13D                   Page 5 of 11 Pages
-----------------------------------                    ---------------------------------------

1                      NAMES OF REPORTING PERSONS
                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       LSS Management, Inc.
---------------------------------------------------------------------------------------------
2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                                                (b)  [ ]
---------------------------------------------------------------------------------------------
3                      SEC USE ONLY

---------------------------------------------------------------------------------------------
4                      SOURCE OF FUNDS*
                       AF
---------------------------------------------------------------------------------------------
5                      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                       ITEM 2(d) or 2(e) [ ]
---------------------------------------------------------------------------------------------
6                      CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware
---------------------------------------------------------------------------------------------
      NUMBER OF             7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY            -----------------------------------------------------------------
      OWNED BY              8  SHARED VOTING POWER
        EACH
      REPORTING                1,830,420
     PERSON WITH            -----------------------------------------------------------------
                            9  SOLE DISPOSITIVE POWER

---------------------------------------------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               1,830,420
---------------------------------------------------------------------------------------------
11                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,830,420
---------------------------------------------------------------------------------------------
12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                       [ ]
---------------------------------------------------------------------------------------------
13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       5.5%
---------------------------------------------------------------------------------------------
14                     TYPE OF REPORTING PERSON*
                       IA; CO
---------------------------------------------------------------------------------------------

-----------------------------------                    ------------------------
CUSIP No. 127549103                         13D           Page 6 of 11 Pages
-----------------------------------                    ------------------------


     This Schedule 13D is being filed by Lone Star Securities Fund, L.L.C., Lone Star Opportunity Fund, L.P. and LSS Management, Inc. with respect to the shares of common stock, par value $.01 (the "Common Stock"), of Cadiz Land Company, Inc., a Delaware corporation (the "Company").

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to Common Stock of the Company. The principal executive offices of the Company are located at 100 Wilshire Boulevard, Suite 1600, Santa Monica, California 90401.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c), (f) This statement is being filed jointly by Lone Star Securities Fund, L.L.C., a Delaware limited liability company ("LS Securities"), Lone Star Opportunity Fund, L.P., a Delaware limited partnership ("LS Opportunity"), and LLS Management, Inc., a Delaware corporation ("LSS Management"), pursuant to their agreement to the joint filing of this statement. LS Securities, LS Opportunity and LSS Management are sometimes collectively referred to herein as the "Reporting Persons." The shares of Common Stock to which this Schedule 13 D relates are owned by LS Securities.

     LS Securities is principally engaged in the business of investment in public and private debt, equity and derivative securities. The address of LS Securities' principal executive office and principal business is c/o Lone Star Opportunity Fund, L.P., 600 North Pearl Street, Suite 1550, Dallas, Texas 75201.

     LSS Management is the investment manager of LS Securities. LSS Management is principally engaged in the business of serving as the investment manager for LS Securities. LS Securities has granted to LSS Management, as investment manager, the power to manage LS Securities' investments, subject to the requirement that LS Opportunity, as the managing member of LS Securities, approve all purchases and sales of securities by LSS Management for LS Securities. The address of LSS Management's principal executive office and principal business is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

     LS Opportunity is the managing member of LS Securities and the sole stockholder of LLS Management. LS Opportunity is principally engaged in the business of investment in real estate, debt securities secured by real estate and other real estate-related investments. The address of LS Opportunity's principal executive office and principal business is 600 North Pearl Street, Suite 1550, Dallas, Texas 75201.

     The sole general partner of LS Opportunity is Lone Star Partners, L.P., a Delaware limited partnership ("LS Partners"). LS Partners is principally engaged in the business of serving as general partner of LS Opportunity. The address of LS Partners' principal executive office and principal business is 600 North Pearl Street, Suite 1550, Dallas, Texas 75201.

     The sole general partner of LS Partners is Lone Star Management Co., Ltd., a Delaware corporation ("LS Management"). LS Management is principally engaged in the business of serving as general partner of LS Partners. The address of LS Management's

-----------------------------------                    ------------------------
CUSIP No. 127549103                         13D           Page 7 of 11 Pages
-----------------------------------                    ------------------------

principal executive office and principal business is 600 North Pearl Street, Suite 1550, Dallas, Texas 75201.

     John P. Grayken is the President, sole director and sole stockholder of LS Management and is a director of LSS Management. Mr. Grayken's principal occupation is acting as a director and executive officer of LS Management and Brazos GenPar, Inc., a Delaware corporation ("Brazos GenPar"). Brazos GenPar is the general partner of the general partner of Brazos Fund, L.P. ("Brazos Fund"), which holds investments of a type similar to those held by LS Opportunity. In addition, Mr. Grayken is the sole beneficial owner of Hudson Advisors, L.L.C., a Delaware limited liability company ("Hudson Advisors"), which is an asset manager and advisor to LS Opportunity, Brazos Fund and certain other investment entities affiliated with Mr. Grayken.

     The other executive officers of LS Management include Ellis Short (Vice President), Trey Velvin (Vice President), Mary Etta Ford (Vice President), Louis Paletta (Vice President and Assistant Secretary) and Steven Lee (Assistant Secretary). The other director and executive officers of LSS Management include Mr. Short (director and Chief Executive Officer), Steven Lampe (President), Mr. Lee (Vice President), Mr. Paletta (Vice President) and Ms. Ford (Secretary).
The principal occupation of each of Messrs. Short, Paletta and Lee and Ms. Ford is acting as an executive officer of LS Management and performing other executive functions for LS Partners. Mr. Velvin's principal occupation is acting as an executive officer of Hudson Advisors. Mr. Lampe's principal occupation is acting as an investment manager for LSS Management.

     Each of the directors and executive officers of LS Management and LSS Management described above is a citizen of the United States, except that Mr. Grayken is a dual citizen of the United States and the Republic of Ireland. The business address of each of the directors and executive officers of LS Management and LSS Management described above (except Steven Lampe) is c/o Lone Star Management Co., Ltd., 600 North Pearl Street, Suite 1550, Dallas, Texas 75201. The business address of Mr. Lampe is c/o LSS Management, Inc., 540 Madison Avenue, 32nd Floor, New York, New York 10022.

     (d) and (e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons disclosed in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of the date hereof, the Reporting Persons beneficially own an aggregate of 1,830,420 shares of Common Stock which were purchased at a total purchase price of approximately $15,090,621. The purchases were financed with cash on hand and borrowed funds pursuant to a margin loan made in the ordinary course of business by a registered broker-dealer.

-----------------------------------                    ------------------------
CUSIP No. 127549103                         13D           Page 8 of 11 Pages
-----------------------------------                    ------------------------


ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Persons acquired beneficial ownership of their shares of Common Stock in the ordinary course of business for investment purposes and not with the purpose of changing or influencing control of the Company. As with other investments held by the Reporting Persons, the Reporting Persons consider various alternatives to increase the value of their shares of Common Stock and may from time to time consider implementing such alternatives. In this respect, the Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Board of Directors of the Company, to acquire additional shares of Common Stock from time to time or to sell or otherwise dispose of all or part of the shares of Common Stock beneficially owned by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) As of the date hereof, the Reporting Persons beneficially own an aggregate of 1,830,420 shares of Common Stock which represents approximately 5.5% of the outstanding shares of Common Stock of the Company. The Reporting Persons share the voting and dispositive power with respect to such shares.

     To the Reporting Persons' knowledge, none of the persons disclosed in response to Item 2 (except for the Reporting Persons or Steven Lampe) owns any shares of Common Stock or can vote or direct the vote of any shares of Common Stock, nor can any such individual dispose or direct the disposition of any shares of Common Stock. Mr. Lampe and his spouse jointly own 10,700 shares of Common Stock, and share the voting and dispositive power with respect to such shares. Mr. Lampe's spouse owns an additional 26,500 shares of Common Stock, with sole voting and dispositive power with respect to such shares. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by Mr. Lampe and his spouse.

     (c) Except as set forth on Schedule I and except for 10,000 shares of Common Stock purchased by Mr. Lampe and his spouse in a joint account on August 31, 1998 and 5,000 shares of Common Stock purchased by Mr. Lampe's spouse on August 31, 1998 (in each case at a price of $7.80 per share), none of the Reporting Persons, nor to the Reporting Persons' knowledge any of the other persons disclosed in response to Item 2, has effected any transaction in shares of Common Stock during the past sixty days.

     (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,830,420 shares of Common Stock beneficially owned by the Reporting Persons.

     (e)  Not applicable.

-----------------------------------                    ------------------------
CUSIP No. 127549103                         13D           Page 9 of 11 Pages
-----------------------------------                    ------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as described in this statement, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Joint Filing Agreement dated as of September 14, 1998.


                                   SCHEDULE I
                        TRANSACTIONS IN THE COMMON STOCK

     Set forth below are the transactions in the shares of Common Stock that were effected during the past sixty days by LS Securities through various registered broker-dealers.


     Date       Number of Shares  Price Per Share
     ----       ----------------  ---------------


     8/26/98              70,200            $9.55
     8/27/98             116,000            $9.32
     8/28/98             223,200            $8.93
     8/31/98             207,500            $7.87
     9/3/98              159,000            $7.90
     9/4/98               32,500            $7.95
     9/8/98               23,400            $8.04
     9/9/98                3,000            $8.13

-----------------------------------                    ------------------------
CUSIP No. 127549103                         13D           Page 10 of 11 Pages
-----------------------------------                    ------------------------


                            SIGNATURE AND AGREEMENT



  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. The undersigned signatories hereby agree that the foregoing statement is filed on behalf of each of them.

Dated:  September 14, 1998


                         LONE STAR SECURITIES FUND, L.L.C.


                         By:  Lone Star Opportunity Fund, L.P.
                              Managing Member


                         By:  Lone Star Partners, L.P.
                              General Partner


                         By:  Lone Star Management Co., Ltd.
                              General Partner


                              By: /s/ Mary Etta Ford
                                  ---------------------------------
                                  Mary Etta Ford, Vice President


                         LONE STAR OPPORTUNITY FUND, L.P.


                         By:  Lone Star Partners, L.P.
                              General Partner


                         By:  Lone Star Management Co., Ltd.
                              General Partner


                              By: /s/ Mary Etta Ford
                                  ---------------------------------
                                  Mary Etta Ford, Vice President


                         LSS MANAGEMENT, INC.


                         By:  /s/ Mary Etta Ford
                              -------------------------------------
                              Mary Etta Ford, Secretary

-----------------------------------                    ------------------------
CUSIP No. 127549103                         13D           Page 11 of 11 Pages
-----------------------------------                    ------------------------


                        AGREEMENT REGARDING JOINT FILING
                          OF STATEMENT ON SCHEDULE 13D

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share, of Cadiz Land Company, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  As of September 14, 1998



                         LONE STAR SECURITIES FUND, L.L.C.


                         By:  Lone Star Opportunity Fund, L.P.
                              Managing Member


                         By:  Lone Star Partners, L.P.
                              General Partner


                         By:  Lone Star Management Co., Ltd.
                              General Partner


                              By: /s/ Mary Etta Ford
                                  ---------------------------------
                                  Mary Etta Ford, Vice President


                         LONE STAR OPPORTUNITY FUND, L.P.


                         By:  Lone Star Partners, L.P.
                              General Partner


                         By:  Lone Star Management Co., Ltd.
                              General Partner


                              By: /s/ Mary Etta Ford
                                  ---------------------------------
                                  Mary Etta Ford, Vice President


                         LSS MANAGEMENT, INC.

                         By:  /s/ Mary Etta Ford
                              -------------------------------------
                              Mary Etta Ford, Secretary